FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT MAY 28, 2003

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Schwarzenbergplatz 3
1010 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes “ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Telekom Austria Group — Results for the First Quarter 2003
Group Review
CONSOLIDATED BALANCE SHEETS
UNAUDITED STATEMENTS OF OPERATIONS
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS ´ EQUITY
RECONCILIATION OF TOTAL MANAGED TO U.S. GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

Telekom Austria Group

Results for the First Quarter 2003

•	Group revenues increase by 0.4% to EUR 966.5 million

•	Group EBITDA increases by 1.5% to EUR 405.9 million; higher EBITDA margin reflects increasing profitability

•	Consolidated net income rises by 14.9% to EUR 43.1 million.

•	Capital expenditures fall by 10.0% to EUR 72.9 million, excluding the non-cash impact of adopting SFAS 143

•	Consolidated net debt declines further to EUR 3,162.1 million

•	Stabilization of wireline business continues with EBITDA increasing by 1.7% to EUR 215.5 million and slightly lower revenues of EUR 555.7 million (-1.8%)

•	In spite of intensifying competition wireless revenues increase by 5.0% and EBITDA by 1.0%

Note: All financial figures based on U.S. GAAP and unaudited; if not defined otherwise, all comparisons are given year-on-year

Results for the First Quarter 2003

Vienna, May 27, 2003 — Telekom Austria AG (VSE: TKA; NYSE: TKA) today announced its results for the first quarter 2003 ending on March 31, 2003.

During the first quarter 2003 total group revenues increased by 0.4% to EUR 966.5 million while total EBITDA rose by 1.5% to EUR 405.9 million.

While the increase in revenues was driven by additional growth in the wireless business, both the wireline and the wireless business segment contributed to the rise in EBITDA.

Higher depreciation, amortization and impairment charges led to a decline in total EBIT by 3.9% to EUR 121.9 million.

During 1Q 03 consolidated net income of Telekom Austria AG rose by 14.9% to EUR 43.1 million which include the cumulative effect of the adoption of SFAS 143 “Accounting for Asset Retirement Obligation” amounting to EUR 6.3 million net of income tax. Earnings per share improved from EUR 0.07 to EUR 0.09.

Capital expenditures fell by 10.0% to EUR 72.9 million during 1Q 03, excluding the impact of the non-cash effect of adopting SFAS 143 amounting to EUR 7.4 million.

The seasonally higher increase of working capital during the first quarter slowed the decline in net debt, which decreased to EUR 3,162.1 million at the end of March 2003, compared with EUR 3,204.2 million at the end of December 2002. Net debt also includes the purchase price for the additional stake in VIPnet for an amount of EUR 20.9 million.

Group financial highlights

in EUR million	1Q 03	1Q 02	% change

Revenues	966.5	962.5	0.4%

EBITDA*	405.9	399.8	1.5%
EBITDA margin	42.0%	41.5%

EBIT*	121.9	126.9	-3.9%
EBIT margin	12.6%	13.2%

Consolidated net income	43.1	37.5	14.9%

Earning per share (in EUR)	0.09	0.07	14.9%

Capital expenditures**	72.9	81.0	-10.0%

Net debt (end of period)	3,162.1	3,204.2	-1.3%

*	EBIT equals operating income and EBITDA is defined as EBIT plus depreciation, amortisation and impairment charges.

**	Additions to property, plant & equipment, excluding the cumulative effect of the accounting change (EUR 7.4 million) due to adopting SFAS 143 “Accounting for Asset Retirement Obligation”. Including the effect of the adoption of SFAS 143 the additions amount to EUR 80.3 million.

Reporting changes starting with 1Q 03

As already announced, following the merger of the fixed line, data communications and Internet segments last year, the results are reported under the wireline business segment starting from 1Q 03.

Idle workforce costs which were excluded from EBIT and EBITDA until the end of 2002 are shown as part of operating personnel costs. Furthermore, following a change in reporting requirements under U.S. GAAP, net losses from retirement of long-lived assets which were shown as non-operating expenses in 1Q 02 are included in operating results in 1Q 03. For comparative purposes, figures for 1Q 02 were adjusted to allow a year-on-year comparison. The table on page 4 show the comparable amounts for 1Q 03 and 1Q 02.

Telekom Austria Group: Results for the First Quarter 2003 | 2

Accounting impact following the acquisition of the remaining 25% of mobilkom austria

Until the repurchase of the minority stake by Telekom Austria on June 28, 2002 mobilkom austria was accounted for under the equity method because of certain participating rights held by the minority shareholder Telecom Italia Mobile SpA (TIM). As a result of this acquisition the consolidated statements of operations of Telekom Austria according to U.S. GAAP for 1Q 03 include the results of operations of mobilkom austria on a fully consolidated basis, while they reflect the results of operations of mobilkom austria at equity in earnings for 1Q 02.

Total managed figures which are the basis for analysing the business development in this news release include 100% of the wireless segment both in 1Q 02 and 1Q 03. The tables attached to this results release include both consolidated and total managed statements of operations for 1Q 02 as well as a reconciliation. In 1Q 03 total managed and total consolidated figures are the same.

Group Review

Revenues

in EUR million	1Q 03	1Q 02	% change

Wireline	555.7	565.9	-1.8%
Wireless	474.7	452.2	5.0%
Other & eliminations	-63.9	-55.6	-14.9%

Total revenues	966.5	962.5	0.4%

During 1Q 03, revenues rose by 0.4% to EUR 966.5 million, compared to the same period of the previous year.

The year-on-year reduction of wireline revenues by 1.8% to EUR 555.7 million during 1Q 03 reflects primarily lower average prices due to the increased marketing of competitively priced TikTak tariff packages during the first half of last year. These tariff packages helped to consolidate the business trend in the wireline segment, as reflected by a stable development of market shares and higher voice volumes.

Revenues in the wireless business segment increased by 5.0% to EUR 474.7 million during 1Q 03. The increase was driven by the domestic business which reported an increase in revenues in spite of the intense competition and the continuing growth in the Croatian as well as the Slovenian businesses.

EBITDA as adjusted*

in EUR million	1Q 03	1Q 02	% change

Wireline	215.5	211.9	1.7%
Wireless	189.8	187.9	1.0%
Other & eliminations	0.6	0.0	—

Total EBITDA*	405.9	399.8	1.5%

*	adjusted for impairment charges

As defined above, EBITDA is shown excluding impairment charges.

Total EBITDA excluding impairment charges showed a year-on-year increase of 1.5% to EUR 405.9 million. In the wireline segment lower expenditures led to an increase in EBITDA excluding impairment charges to EUR 215.5 million (+ 1.7%) and a rising EBITDA margin of 38.8% (1Q 02: 37.4%).

The wireless business was negatively impacted by the strong competition in the Austrian market which still allowed for an increase of EBITDA by 1.0% to EUR 189.8 million.

To provide further visibility in the operating performance of the business, the following table shows EBITDA adjusted for items which in the view of the management are not directly related to the ongoing business. These items include especially costs and income in connection with the headcount reduction and net losses from retirement of long-lived assets.

Telekom Austria Group: Results for the First Quarter 2003 | 3

EBITDA excluding adjustments:

(in EUR million)	1Q 03	1Q 02%

Wireline EBITDA	215.5	211.9	1.7%
Idle workforce costs	4.8	9.7
Net loss of retirement of long-lived assets	0.6	4.0
Voluntary retirement provision	-1.3	0.9

Wireline EBITDA excl. adjustments	219.6	226.5	-3.0%

Wireless EBITDA	189.8	187.9	1.0%
Net loss of retirement of long-lived assets	2.5	0.4

Wireless EBITDA excl. adjustments	192.3	188.3	2.1%

Group EBITDA	405.9	399.8	1.5%
Idle workforce costs	4.8	9.7
Net loss of retirement of long-lived assets	3.1	4.4
Voluntary retirement provision	-1.3	0.9

Group EBITDA excl. adjustments	412.5	414.8	-0.6%

Operating income (EBIT)

in EUR million	1Q 03	1Q 02	% change

Wireline	10.2	5.1	100.0%
Wireless	110.9	121.9	-9.0%
Other & eliminations	0.8	-0.1	—

Total operating income (EBIT)	121.9	126.9	-3.9%

Total EBIT fell by 3.9% to EUR 121.9 million, with EBIT in the wireline business rising from EUR 5.1 million to EUR 10.2 million and a reduction of 9.0% to EUR 110.9 million in the wireless business.

The decrease in EBIT is primarily due to the rise in depreciation and amortization as well as an impairment charge in 1Q 03. Depreciation and amortization expenses rose by 2.5% to EUR 279.6 million primarily due to higher charges in the wireless business segments.

1Q 03 results include an impairment charge in the amount of EUR 4.4 million for a minor domestic wireline operation which is expected to be liquidated.

Consolidated net profit

Total managed net interest expense remained stable at EUR 42.0 million during 1Q 03 compared to the same period last year in spite of financing the acquisition of the remaining stake in mobilkom austria.

The effective tax rate during 1Q 03 was 31.3%, slightly less than the Austrian statutory tax rate of 34%.

Net income includes the cumulative effect resulting from a change in accounting principles in the amount of EUR 6.3 million due to the first application of SFAS No. 143 “Accounting for Asset Retirement Obligations”. Asset retirement obligations were recorded for the retirement and decommissioning of base stations, buildings, booths for public payphones and tar-masts.

Net income rose from EUR 37.5 million in 1Q 02 to EUR 43.1 million, resulting in an increase in earnings per share from EUR 0.07 to EUR 0.09.

Capital expenditures

Additions to property, plant and equipment:

in EUR million	1Q 03	1Q 02	% change

Wireline	49.8	40.5	23.0%
Wireless	30.5	40.5	-24.7%

Telekom Austria Group	80.3	81.0	-0.9%

In the table above additions to property, plant and equipment are shown including the impact of one-time non-cash additions to account for asset retirement obligation following the

Telekom Austria Group: Results for the First Quarter 2003 | 4

introduction of SFAS No. 143 amounting to EUR 7.4 million for the group.

Excluding these additions due to SFAS No. 143, cash effective capital expenditures fell by 10.0% to EUR 72.9 million reflecting the continuing focus on cash generation. Cash effective wireline capex rose by 13.6% to EUR 46.0 million due to increased investments in the broadband access network during 1Q 03. However, the expectation for the full year 2003 has been lowered by further EUR 20 million to EUR 280 million.

In the wireless business segment, cash effective capital expenditures, i.e. excluding the impact of the additions due to SFAS No. 143, amount to EUR 26.9 million (-33.6%), of which 63% were spent in Austria, 32% in Croatia and the remainder primarily in Slovenia. The full year 2003 estimate for capital expenditures remains unchanged at EUR 360 million.

Cash flow and net debt

in EUR million	1Q 03	1Q 02	% change

Cash generated from operations	135.8	187.7	-27.7%
Cash from (used in) investing activities	-87.7	-36.6	139.6%
Cash from (used in) financing activities	-39.0	-160.4	-75.7%
Effect of exchange rate changes	5.5	0.0	—

Net increase (decrease) in cash and cash equivalents	14.6	-9.3	—

in EUR million	March 31, 2003	Dec. 31, 2002	% change

Net debt	3,162.1	3,204.2	-1.3%

Cash flow figures for 1Q 02 in the table above exclude the wireless segment as mobilkom austria was included in the full consolidation only after June 28, 2002. The higher cash generated from operations in 1Q 02 is primarily due to the cash received following the sale of receivables during 1Q 02.

Working capital movement during the first quarter of the year is traditionally influenced by substantially higher payments to suppliers as a consequence of higher costs and capital expenditure during the last quarter of the preceding financial year together with an increase in accounts receivable.

As a result working capital rose by EUR 231.6 million during the first quarter and allowed only a slight decrease of consolidated net debt by EUR 42.1 million to EUR 3,162.1 million, which also includes the financing of the purchase price for the additional stake in VIPnet for EUR 20.9 million. The month of April shows already a more rapid reduction of interest bearing debt.

Net debt includes long-term debt, capital leases, and short-term debt net of the current portion and of lease obligations reduced by cash and cash equivalents, short-term investments as well as financial investments included in other assets in the amount of EUR 31.1 million.

Personnel

	End of period			Average of period

	March 31, 2003	March 31, 2002	change	1Q 03	1Q 02	change

Wireline	11,212	12,774	-1,562	11,267	12,848	-1,581
Wireless	3,618	3,470	148	3,605	3,469	136

Telekom Austria Group	14,830	16,244	-1,414	14,872	16,317	-1,445

Headcount for the group as a whole amounts to 14,830 at the end of the first quarter 2003 which compares with 14,951 at the end of the financial year 2002. In the wireline business headcount fell by 147 while it increased by 26 in the wireless business segment. Management continues to target a headcount reduction in the wireline business of at least 600 for the financial year 2003.

Outlook for the business year 2003

The management of Telekom Austria continues to target a stable development of revenues in the wireline segment. EBITDA is expected to be lower than last year due to higher interconnection costs and one-time costs resulting from a proposed legal change in the Austrian pension system. These additional costs will be partly offset by further cost reductions. As expected, competition in the domestic mobile business has continued to intensify during the first quarter of the year. Therefore, the expected further growth in revenues and EBITDA -

Telekom Austria Group: Results for the First Quarter 2003 | 5

although at lower rates than in the past — will come primarily from the foreign subsidiaries.

For the group as a whole Telekom Austria’s management expects a stable development in total managed revenues and EBITDA. The further growth in wireless EBITDA should offset the decline expected in the wireline segment.

Full consolidation of mobile results should contribute to the expected increase in net income, which should enable the resumption of dividend payments in 2004 for the financial year 2003. The cut of wireline capital expenditures will more than offset the higher level in the wireless segment due to UMTS investments. This will lead to a further reduction of group capex and benefit cash generation and debt reduction.

Results by Business Segment:

Wireline

in EUR million	1Q 03	1Q 02	% change

Revenues	555.7	565.9	-1.8%
EBITDA	215.5	211.9	1.7%
EBITDA margin	38.8%	37.4%
EBIT	10.2	5.1	100.0%

The stabilization seen in the wireline business during most of last year continued also during the first quarter 2003. The overall market share based on minutes including internet dial-up amounted to 55.2% at the end of March 2003, compared to 55.3% at the end of the financial year 2002. Voice market share rose from 52.6% at the end of December to 52.8% at the end of March 2003. At the end of March 2002 voice market share was at 50.4%.

The number of TikTak lines rose to 976,000 at the end of March 2003, compared to 840,000 at the end of December 2002 and 346,000 at the end of March 2002. As expected, the declining trend in net adds continued during the 1Q 03.

The stable market situation is also reflected in the development of minutes. The total of voice and dial-up minutes fell by only 0.1% to 2.65 billion minutes during 1Q 03 compared to the same period last year with voice minutes actually rising by 1.7% to 1.52 billion minutes. The rising number of ADSL lines led to a decline in Internet dial-up minutes which fell by 2.5 % to 1.12 billion minutes.

By the end of March 2003, the number of access lines fell by 0.7% to 3.08 million, compared with year-end 2002, and by 2.2% compared to the end of March 2002. While the number of PSTN lines fell by 1.1% compared to year-end 2002, ISDN lines showed an increase of 1.9% during the same period. Total access channels fell by 0.3% to 3.75 million during 1Q 03 compared to year-end 2002.

The ADSL marketing push which started during the second half last year continued to show positive result during 1Q 03 through rising net adds. The total number of ADSL lines rose by 24,000 to 198,100. The total number of ADSL lines include 36,900 lines sold to wholesale customers.

With dial-up subscribers rising during 1Q 03 by 7.9% to 759,200 compared to year-end 2002, the total number of Austrian Internet customers, excluding ADSL wholesale customers, rose to 920,400 (+ 8.7% compared to the end of December 2002).

Total wireline revenues fell by 1.8% during 1Q 03 compared to the same period last year. The decline is primarily due to the lower voice traffic business where revenues fell by 8.5% to EUR 121.2 million compared to last year. The decline is a result of lower tariffs following the increased marketing push for TikTak lines during the first half of last year which was key to the stabilization of the business trend. Although the average price per voice minutes fell by 11.6% in 1Q 03 compared to the same period last year, the decline amounts to only 1.3% compared to the fourth quarter of 2002. Revenues from “voice monthly rentals & other” were kept stable at EUR 137.9 million.

Higher revenues from corporate networks helped to increase revenues from the corporate data & IT business by 6.5% to EUR 87.4 million. The rising number of Internet customers led to an increase in revenues from Internet access and media by 9.3% to EUR 48.4 million.

Wholesale voice & Internet revenues fell by 3.6% to EUR 80.5 million due to lower interconnection fees and increasing direct interconnection between alternative operators. Wholesale data revenues rose by 13% to EUR 25.2 million, as a result of a reclassification from “other revenues”.

This reclassification contributed to the decline in other wireline revenues by 20.6% to EUR 36.9 million along with the closure of the low margin network infrastructure business which come into effect later last year. Revenues from payphones and value added services rose by 5.8% to EUR 18.2 million.

Telekom Austria Group: Results for the First Quarter 2003 | 6

In spite of lower revenues, EBITDA in the wireline business rose by 1.7% to EUR 215.5 million reflecting lower costs compared to the same period last year. This allowed an increase in EBITDA margin from 37.4% in 1Q 02 to 38.8% in 1Q 03.

Declining capital expenditures led to a reduction in depreciation and amortization expenses which fell by 2.9% to EUR 200.8 million. The impairment charge in the amount of EUR 4.4 million relates to long-lived assets of a minor domestic wireline operation.

The wireline business segment also includes the result of the Czech Internet market leader Czech On Line. The number of subscribers rose to 280,800 by the end of March 2003, which means an increase of 10.6% compared to the end of March 2002 and by 2% compared to the year-end 2002. The company benefits from an improving regulatory environment which led to an interconnection agreement with the incumbent during 1Q 03. The first quarter saw also the preparations for the launch of an ADSL offer and of carrier pre-selection for business customers. Revenues rose by 58.3% to EUR 4.0 million, EBITDA from EUR 0.3 million in 1Q 02 to EUR 1.4 million in 1Q 03 and the company broke even at the EBIT level to reach EUR 0.6million (1Q 03: -0.2 million).

Wireless

in EUR million	1Q 03	1Q 02	% change

Revenues	474.7	452.2	5.0%
EBITDA	189.8	187.9	1.0%
EBITDA margin	40.0%	41.6%
EBIT	110.9	121.9	-9.0%

In the wireless business margins rebounded during 1Q 03 as expected following the seasonal decline during the prior quarter, although the intense competition led to a decline in margins in the domestic business compared to last year.

Revenues in the wireless business segment rose by 5.0% to EUR 474.7 million during 1Q 03, compared to the same period last year. EBITDA rose by 1.0% to EUR 189.8 million. The increase in depreciation and amortization expenses led to a decline in EBIT by 9.0% to EUR 110.9 million.

Compared with year-end 2002 the total number of subscribers in the wireliess business segment grew by 1.0% to 4.5 million by March 31, 2003.

On January 7, 2003, mobilkom austria signed a partnership agreement with Vodafone to co-operate in the Austrian, Croatian and Slovenian markets. The primary objective of this partnership is intensive cooperation in the fields of roaming, purchasing, product development, as well as marketing and sales mobilkom austria

In spite of the intense competition, mobilkom austria managed to increase its subscriber base compared to last year. The number of subscribers rose by 0.9% to approximately 3.0 million as of March 31, 2003, compared to year-end 2002 and by 6.5% compared to end of March 2002. Mobile penetration in Austria was at 84.2% at the end of March 2003. The average quarterly GSM churn rate rose slightly from 3.9% in 1Q 02 to 4.0% in 1Q 03. Market share fell to 44.1% at the end of March 2003, compared to 44.4% at the end of December 2002, but was higher than at the end of March 2002 (42.8%).

Revenues at mobilkom austria increased by 3.3% to EUR 391.4 million during 1Q 03, with revenues from traffic and monthly rentals more than offsetting the decline in equipment and roaming revenues. ARPU rose by 2.3% to EUR 35.2 in 1Q 03 compared to the same period last year, also driven by a 5.1% higher charged minutes of use (MOU) at 119.0 minutes per month in 1Q 03.

The intense competition led to an increase in subscriber acquisition costs by 19.1% to EUR 15.6 million. Subscriber retention costs during 1Q 02 include a reversal of a provision for a customer retention program for EUR 2.0 million. Excluding the impact of this reversal subscriber retention costs rose by 54.9 % to EUR 11.0 million.

Data in % of airtime revenues rose from 10.6% in 1Q 02 to 12.1% in 1Q 03 and bodes well for the future data usage. This was primarily driven by a higher number of charged SMS which amounted to 148.9 million in 1Q 03 (+ 15.4%).

mobilkom austria held its ground as an innovation leader with the launch of UMTS in April 2003 and has already entered partnerships with 95 UMTS content providers, although the use of technology is still restricted due to the low availiability of handsets.

EBITDA fell by 5.2% to EUR 158.4 million during 1Q 03. The decline is primarily due to both lower

Telekom Austria Group: Results for the First Quarter 2003 | 7

roaming revenues and higher acquisition and retention costs compared to last year.

Depreciation and amortization expenses rose by 16.5% both due to the additional capital expenditures and as a result of higher amortization in connection with the acquisition of the 25% stake in mobilkom austria last year. As a result EBIT fell by 14.7% to EUR 99.9 million.

VIPnet

VIPnet in Croatia increased its subscriber numbers by 1.8% to 1.1 million during the 1Q 03 compared to the end of December 2002 and by 22.7% compared to March 2002.

The publication of year-end figures by the incumbent operator usually leads to the recalculation of market data at the beginning of the year and resulted in a lower mobile penetration rate of 50.3% at the end of March 2003, compared to 51.9% at year-end 2002. Market share rose slightly to 50.3% at the end of 1Q 03, compared to 48.2% at the end of December 2002. The introduction of lower priced tariff models led to a reduction in monthly ARPU by 7.9% to EUR 17.6 during 1Q 03.

The higher subscriber number helped increase revenues by 11.1% to EUR 65.3 million during 1Q 03 compared to 1Q 02. Profitability increased further with EBITDA rising by 24.6% to EUR 27.9 million. EBIT improved by 18.4% to EUR 11.8 million.

As of January 30, 2003 mobilkom austria acquired additional 9% of VIPnet for a total purchase price of EUR 20.9 million, increasing its participation to 80%.

Si.mobil

Si.mobil’s subscriber numbers increased slightly by 0.4% to 352,000 during 1Q 03 compared to December 2002, resulting in a slightly lower market share of 23.1%. Compared to the end of March 2002 the rise in the subscriber number amounts to 20.7%. Slovenian mobile penetration was at 75.7% at the end of March 2003.

With a slightly higher monthly ARPU of EUR 14.3 (+ 0.7%), higher subscriber numbers helped Si.mobil raise revenues by 16.6% to EUR 19.0 million during 1Q 03, compared to the same period of the previous year.

The positive earnings trend continued during the first quarter with EBITDA rising from EUR (1.2) million to EUR 3.8 million and EBIT from (4.3) million in 1Q 02 to EUR (0.3) million in 1Q 03.

Contact:

Martin Bredl	Hans Fruhmann
Telekom Austria’s Company Spokesman	Head of Investor Relations
Tel: +43 (0) 059 059-1-11001	Tel: +43 (0) 59059 1-20917
E-Mail: martin.bredl@telekom.at	E-Mail: hans.fruhmann@telekom.at

Telekom Austria Group: Results for the First Quarter 2003 | 8

Disclaimer:

This news release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe,” “intend,” “anticipate,” “plan,” “expect” and similar expressions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products;
competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;
the effects of our tariff reduction or other marketing initiatives;
the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;
our ability to achieve cost savings and realize productivity improvements;
the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings;
our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs;
the progress of our domestic and international investments, joint ventures and alliances;
the impact of our new business strategies and transformation program;
the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures;
the outcome of litigation in which we are involved;
the level of demand in the market for our shares which can affect our business strategies;
changes in the law including regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve.

Figures included in this new release are unaudited.

— End —

Telekom Austria Group: Results for the First Quarter 2003 | 9

TELEKOM AUSTRIA AG
CONSOLIDATED BALANCE SHEETS
(in EUR millions)

	March 31,	December 31,
	2003	2002

	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	41.9	27.3
Short-term investments	0.8	5.3
Accounts receivable-trade, net of allowances of EUR 69.3 and EUR 74.9 as of March 31, 2003 and December 31, 2002	481.4	451.9
Receivables due from related parties	7.5	6.7
Inventories	95.0	91.3
Deferred tax assets	9.6	4.7
Prepaid expenses	99.7	81.9
Tax receivable	16.8	22.8
Assets held for sale	30.5	30.5
Other current assets	133.2	142.8

TOTAL CURRENT ASSETS	916.4	865.2
Property, plant and equipment, net	4,795.5	5,000.7
Goodwill	590.9	590.7
Other intangible assets, net	722.6	725.9
Investments in affiliates	7.2	8.6
Other investments	158.5	162.7
Deferred tax assets	170.5	193.4
Other assets	892.6	987.1

TOTAL ASSETS	8,254.2	8,534.3

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	1,394.0	1,309.9
Accounts payable -trade	460.3	649.9
Accrued liabilities	268.2	256.8
Payables to related parties	13.3	37.2
Deferred income	132.3	129.9
Income taxes payable	6.7	6.1
Other current liabilities	189.0	141.2

TOTAL CURRENT LIABILITIES	2,463.8	2,531.0
Long-term debt, net of current portion	1,957.5	2,079.9
Lease obligations, net of current portion	981.8	1,076.4
Employee benefit obligations	195.1	232.5
Other	110.3	105.0
Stockholders’ equity
Common stock, issued and outstanding shares 500,000,000 with zero par value	1,090.5	1,090.5
Additional paid in capital	452.9	452.5
Retained earnings	1,012.7	969.6
Accumulated other comprehensive income	-10.4	-3.1

TOTAL STOCKHOLDERS’ EQUITY	2,545.7	2,509.5

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	8,254.2	8,534.3

Net debt	3,162.1	3,204.2
Net debt/Equity	124.2%	127.7%

Telekom Austria Group: Results for the First Quarter 2003 | 10

TELEKOM AUSTRIA AG
UNAUDITED STATEMENTS OF OPERATIONS
(in EUR millions)

			1Q 2003	1Q 2002	1Q 2002
			consolidated	consolidated	total managed

			(unaudited)	(unaudited)	(unaudited)
Operating revenues	a	)	966.5	565.9	962.5
Operating expenses	b	)
Materials			-60.4	-14.7	-64.2
Employee costs, including benefits and taxes			-176.3	-147.9	-185.0
Depreciation and amortization			-279.6	-206.8	-272.9
Impairment charges			-4.4	0.0	0.0
Other operating expenses			-323.9	-191.4	-313.5

OPERATING INCOME			121.9	5.1	126.9
Other income (expense)
Interest income	c	)	20.3	22.6	25.2
Interest expense	d	)	-62.3	-57.1	-67.2
Dividend income			0.1	0.0	0.0
Equity in earnings of affiliates			-0.3	82.8	-0.5
Other, net			-4.0	0.7	-1.0

INCOME BEFORE INCOME TAXES, MINORITY INTERESTS AND CUMMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE			75.7	54.1	83.4
Income tax expense			-25.5	-16.7	-16.5
Minority interests			-0.8	0.1	-29.4

INCOME BEFORE CUMMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE			49.4	37.5	37.5
Cummulative effect of changes in accounting principle			-6.3	0.0	0.0

NET INCOME			43.1	37.5	37.5
Basic and fully diluted earnings per share			0.09	0.07	0.07
a) includes revenues from related parties of			26.7	50.9
b) includes operating expenses from related parties of			26.5	41.4
c) includes interest income from related parties of			0.0	2.4
d) includes interest expense from related parties of			0.0	0.2

Note: Following the acquisition of the remaining stake in mobilkom austria on June 28, 2002, Telekom Austria has consolidated the balance sheet of mobilkom austria for the first time as of June 28, 2002. The consolidated statement of operations for 1Q 2002 reflects Telekom Austria’s equity in earnings of mobilkom austria for that period. Total managed figures shown include 100% of the wireless business segment for all periods presented and are therefore comparable. In 1Q 03 total managed and consolidated figures are the same.

Telekom Austria Group: Results for the First Quarter 2003 | 11

TELEKOM AUSTRIA AG
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in EUR millions)

	1Q 2003	1Q 2002

	(unaudited)	(unaudited)
Cash generated from operations
Net income	43.1	37.5
Adjustments to reconcile net income to cash generated from operations
Depreciation, amortization and impairment charges	284.0	206.8
Employee benefit obligation — non cash	1.5	1.3
Allowance for doubtful accounts	7.4	1.1
Change in deferred taxes	20.4	15.6
Equity in earnings of affiliates in excess of dividends received	1.4	-82.8
Asset retirement obligation — accretion expense	0.2	0.0
Cumulative effect of changes in accounting principle	6.3	0.0
Loss on disposal / retirement of equipment	3.1	3.1

	324.3	145.1
Changes in assets and liabilities, net of effect of business acquired
Accounts receivable — trade	-36.8	172.9
Due from related parties	-0.8	12.2
Inventories	-3.8	7.4
Prepaid expenses	-17.7	-0.8
Other assets	22.4	21.1
Accounts payable — trade	-189.6	-181.4
Employee benefit obligation	-38.9	-22.5
Accrued liabilities	12.0	22.5
Due to related parties	-24.1	-76.1
Other liabilities	45.7	49.8

	-231.6	5.1

	135.8	187.7
Cash from (used in) investing activities
Capital expenditures, including interest capitalized	-75.2	-40.5
Acquisitions and investments, net of cash acquired	-20.9	-0.6
Proceeds from sale of equipment	3.1	4.3
Purchase of investments — short-term	-27.5	0.0
Sale of American call for stock option plan	0.5	0.0
Proceeds from sale of investments — short-term	32.1	0.0
Proceeds from sale of investments — long-term	0.2	0.2

	-87.7	-36.6
Cash from (used in) financing activities
Principal payments on bonds	0.0	0.0
Proceeds from issuance of long-term debt	17.0	0.0
Principal payments on long-term debt	-42.9	-80.4
Changes in short-term bank borrowings	-13.1	-191.1
Changes from financing with mobilkom austria	0.0	111.1

	-39.0	-160.4

Effect of exchange rate changes	5.5	0

Net increase (decrease) in cash and cash equivalents	14.6	-9.3

Cash and cash equivalents at beginning of period	27.3	26.4
Cash and cash equivalents at end of period	41.9	17.1

Telekom Austria Group: Results for the First Quarter 2003 | 12

TELEKOM AUSTRIA AG
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS ´ EQUITY
(in EUR millions)

	Common stock				Accumulated
			Additional		other	Total
			paid in	Retained	comprehensive	stockholders’
	Number of shares	Par value	capital	earnings	income (loss)	equity

Balance December 31, 2002	500,000,000	1,090.5	452.5	969.6	-3.1	2,509.5
Comprehensive income
Sale of call options, net of EUR -0.2 income tax			0.4			0.4
Net income				43.1		43.1
Net unrealized loss on securities, net of EUR 0.1 deferred income tax					0.1	0.1
Foreign currency translation adjustment					-6.8	-6.8
Unrealized net gain of hedging activities, net of EUR -0.3 deferred income tax					-0.6	-0.6
Total comprehensive income						35.8

Balance March 31, 2003	500,000,000	1,090.5	452.9	1,012.7	-10.4	2,545.7

Operating results by business segments

Revenues

in EUR million	1Q 03	1Q 02	% change

Wireline	555.7	565.9	-1.8%
Wireless	474.7	452.2	5.0%
Other & eliminations	-63.9	-55.6	-14.9%

Total managed revenues	966.5	962.5	0.4%
Wireless	0.0	-452.2
Other & eliminations	0.0	55.6

Consolidated revenues	966.5	565.9

EBITDA*

in EUR million	1Q 03	1Q 02	% change

Wireline	215.5	211.9	1.7%
Wireless	189.8	187.9	1.0%
Other & eliminations	0.6	0.0	—

Total managed EBITDA	405.9	399.8	1.5%
Wireless	0.0	-187.9
Other & eliminations	0.0	0.0

Consolidated EBITDA	405.9	211.9

*	excluding impairment charges

EBIT

in EUR million	1Q 03	1Q 02	% change

Wireline	10.2	5.1	100.0%
Wireless	110.9	121.9	-9.0%
Other & eliminations	0.8	-0.1	—

Total managed EBIT	121.9	126.9	-3.9%
Wireless	0.0	-121.9
Other & eliminations	0.0	0.1

Consolidated operating income according to U.S. GAAP	121.9	5.1

Telekom Austria Group: Results for the First Quarter 2003 | 13

Telekom Austria Group
Operational Data

Wireline

Lines and channels (in '000):	March 31, 2003	March 31, 2002	% change

PSTN access lines	2,630.5	2,723.9	-3.4%
Basic ISDN access lines	438.2	412.7	6.2%
Multi ISDN access lines	8.1	8.2	-1.2%

Total access lines	3,076.8	3,144.8	-2.2%

of theses ADSL access lines	198.1	119.9	65.2%
Total access channels	3,749.9	3,795.3	-1.2%

Traffic minutes (in millions of minutes)
during the period:	1Q 03	1Q 02	% change

National	1,194	1,178	1.4%
Fixed-to-mobile	210	197	6.5%
International	120	123	-2.1%

Total voice minutes	1,524	1,498	1.7%
Internet dial up	1,123	1,152	-2.5%

Total wireline minutes	2,647	2,650	-0.1%

Total voice market share	52.8%	50.4%
Total market share (incl. Internet dial up)	55.2%	55.1%
Total average voice telephony tariff (EUR/min.)	0.076	0.086	-11.6%
Total average Internet dial-up tariff (EUR/min.)	0.016	0.015	6.7%

Internet subscribers ('in 000):	March 31, 2003	March 31, 2002	% change

Austria	920.4	724.8	27.0%
Czech Republic	280.8	254.0	10.6%

Wireline operating revenues

in EUR million	1Q 03	1Q 02	% change

Switched voice base traffic	121.2	132.5	-8.5%
Switched voice monthly & other voice revenues	137.9	137.5	0.3%
Payphones & VAS	18.2	17.2	5.8%
Data & IT-solutions	87.4	82.1	6.5%
Internet access & media	48.4	44.3	9.3%
Wholesale voice & Internet	80.5	83.5	-3.6%
Wholesale data	25.2	22.3	13.0%
Other	36.9	46.5	-20.6%

Total wireline operating revenues	555.7	565.9	-1.8%

Employees of the Telekom Austria Group per business segment (Full-time equivalents)

(End of period)	March 31, 2003	March 31, 2002	change

Wireline	11,212	12,774	-1,562
Wireless	3,618	3,470	148

Total	14,830	16,244	-1,414

Telekom Austria Group: Results for the First Quarter 2003 | 14

Wireless

mobilkom austria Group

(EUR million)	1Q 03	1Q 02	% change

Revenues	474.7	452.2	5.0%
EBITDA	189.8	187.9	1.0%
EBIT	110.9	121.9	-9.0%

	March 31, 2003	March 31, 2002	% change

Subscribers (‘000)	4,497.9	4,044.9	11.2%

mobilkom austria

(EUR million)	1Q 03	1Q 02	% change

Revenues	391.4	379.0	3.3%
EBITDA	158.4	167.1	-5.2%
EBIT	99.9	116.8	-14.5%
Monthly ARPU (EUR)	35.2	34.4	2.3%
SAC	15.6	13.1	19.1%
SRC	11.0	5.1	115.7%

	March 31, 2003	March 31, 2002	% change

Subscribers (‘000)	3,027.2	2,841.5	6.5%
Contract share	52.6%	50.9%
Market share	44.1%	42.6%
Market penetration	84.2%	81.9%
GSM Churn (3 months)	4.0%	3.9%
Monthly MOU charged/ø subscriber (3 months average)	119.0	113.2	5.1%

VIPnet

(EUR million)	1Q 03	1Q 02	% change

Revenues	65.3	58.8	11.1%
EBITDA	27.9	22.4	24.6%
EBIT	11.8	9.9	19.2%
Monthly ARPU (EUR)	17.6	19.1	-7.9%

	March 31, 2003	March 31, 2002	% change

Subscribers (‘000)	1,117.1	910.6	22.7%
Contract share	16.0%	14.2%
Market share	50.3%	47.6%
Mobile penetration	50.5%	42.3%

Si.mobil

(EUR million)	1Q 03	1Q 02	% change

Revenues	19.0	16.3	16.6%
EBITDA	3.8	-1.2	—
EBIT	-0.3	-4.3	93.0%
Monthly ARPU (EUR)	14.3	14.2	0.7%

	March 31, 2003	March 31, 2002	% change

Subscribers (‘000)	351.5	291.3	20.7%
Contract share	45.9%	39.3%
Market share	23.1%	21.6%
Mobile penetration	75.7%	67.6%

mobilkom [liechtenstein]

(EUR million)	1Q 03	1Q 02	% change

Revenues	2.4	0.6	300.0%
EBITDA	0.2	-0.1	—

	March 31, 2003	March 31, 2002	% change

Subscribers (‘000)	2.1	1.5	40.0%

Telekom Austria Group: Results for the First Quarter 2003 | 15

Note: Due to US law Telekom Austria has to provide reconciliations between total managed group figures and consolidated figures according to U.S. GAAP which are shown on the following two pages.

Reconciliation from (total managed) EBITDA to consolidated cash flow
(in EUR millions)

	1Q 2003	1Q 2002

	(unaudited)	(unaudited)
EBITDA (excluding impairment charges; total managed for 2002)	405.8	399.8
Wireless EBITDA 1Q 2002	—	-187.9
Impairment charges	-4.4	0.0

EBITDA consolidated (including impairment charges)	401.4	211.9
Impairment charges	4.4	0.0
Other income net	-4.0	0.6
Net interest	-42.0	-34.5
Income from investments	-0.2	82.8
Income taxes	-25.4	-16.7
Effect of change in accounting principles	-6.3	0.0
Minority interest	-0.8	0.1
Employee benefit obligation — non cash	1.5	1.3
Allowance for doubtful accounts	7.4	1.1
Change in deferred taxes	20.4	15.7
Dividends from affiliates, greater than (less than) equity in income	1.4	-82.8
Asset retirement obligation — accretion expenses	0.2	0.0
Cumulative effect of changes in accounting principle	6.3	0.0
Loss on sales of investments and disposal of equipment	3.1	3.1
Changes in assets and liabilities, net of effect of business acquired	-231.6	5.1

= Cash generated from operations on consolidated basis	135.8	187.7

Telekom Austria Group: Results for the First Quarter 2003 | 16

RECONCILIATION OF TOTAL MANAGED TO U.S. GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
March 31, 2003 and March 31, 2002
(in EUR millions)

			Reconciliation
	Total managed
	results in 2003		Elimination of the
	equals consolidated	Total managed	results of mobilkom		Consolidated
	results	results	austria		results
	2003	2002	2002	Elimination*	2002

Total managed operating revenues	966.5	962.5	-452.2	55.6	565.9
Total managed operating expenses
Materials	-60.4	-64.2	52.2	-2.7	-14.7
Employee costs, including benefits and taxes	-176.3	-185.0	37.1	0.0	-147.9
Depreciation and amortization incl. impairment charges	-284.0	-272.9	66.0	0.1	-206.8
Other operating expenses	-323.9	-313.5	175.0	-52.9	-191.4

TOTAL MANAGED OPERATING INCOME	121.9	126.9	-121.9	0.1	5.1
Total managed other income (expense) Interest income	20.3	25.2	-5.1	2.5	22.6
Total managed other income (expense)
Interest expense	-62.3	-67.2	12.6	-2.5	-57.1
Dividend income	0.1	0.0	0.0	0.0	0.0
Equity in earnings of affiliates	-0.3	-0.5	0.3	83.0	82.8
Other, net	-4.0	-1.0	1.7	0.0	0.7

INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	75.7	83.4	-112.4	83.1	54.1
Income tax expense	-25.5	-16.5	-0.2	0.0	-16.7
Minority interests	-0.8	-29.4	1.8	27.7	0.1

INCOME BEFORE CUMMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE	49.4	37.5	-110.8	110.8	37.5
Cumulative effect of change in accounting principle, net of tax	-6.3	0.0	0.0	0.0	0.0

NET INCOME	43.1	37.5	-110.8	110.8	37.5

*     Eliminations required to consolidate mobilkom austria and recognize equity in earnings of mobilkom austria for the period from January 1, 2002 to March 31, 2002.

Telekom Austria Group: Results for the First Quarter 2003 | 17

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: May 27, 2003